EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratio amounts)

	Six Months Ended
	June 30,		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005

Income (loss) from continuing operations before taxes	$194.8	$(44.0)	$(94.2)	$439.6	$264.7	$208.6	$308.2
Share of undistributed losses from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	—	1.3	0.9	(1.4)	1.3	5.7	4.8
Amortization of capitalized interest	1.8	1.3	4.1	1.8	1.4	1.2	1.2
Interest expense	19.6	16.9	41.9	44.4	42.3	49.0	51.3
Interest portion of rental expense	4.0	4.4	8.5	8.7	7.5	5.0	3.4

Earnings (loss)	$220.2	$(20.1)	$(38.8)	$493.1	$317.2	$269.5	$368.9

Interest	20.2	18.1	43.7	47.4	48.0	52.3	51.9
Interest portion of rental expense	4.0	4.4	8.5	8.7	7.5	5.0	3.4

Fixed Charges	$24.2	$22.5	$52.2	$56.1	$55.5	$57.3	$55.3

Ratio of Earnings to Fixed Charges	9.10	(0.89)	(0.74)	8.79	5.71	4.70	6.67